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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            PREEM HOLDINGS AB (publ)
                 (Translation of registrant's name into English)

                                Sandhamnsgatan 51
                                     S-11590
                                STOCKHOLM, SWEDEN
                    (address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F      X                Form 40-F
                       -----------                    ----------


Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

             Yes.                            No     X
                  -----------                   ----------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Preem Holdings AB (publ)


Date:     March 8, 2001                   By:      /s/ Per Hojgard
         --------------                         --------------------------
                                          Name:    Per Hojgard
                                          Title:   Chief Financial Officer
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                                  PRESS RELEASE

                                 MARCH 8TH, 2002

                            PREEM HOLDINGS AB (PUBL.)

Preem Holdings AB today announces its 2001 results. The year was characterised by volatility in both crude oil- and product prices as well as refining margins. Price losses on inventory resulting from sharp falls in crude prices also had an impact on the financial result. Profitability on the Swedish market, however, improved substantially with EBITDA year on year up 25 percent. The result of our Polish operations remained unsatisfactory.

Preem Petroleum operates the majority-owned Scanraff refinery. Preem Petroleum owns 78,5 percent of the Scanraff refinery with the exception of the catalytic cracker, Scancracker, of which it owns 50 percent. The remainder of the Scanraff refinery and the Scancracker catalytic cracker are owned by Preem's joint venture partner, Hydro R&M Holdings AS, an affiliate of Norsk Hydro AS. In March 2002 Preem Petroleum and Norsk Hydro have signed a Memorandum of Understanding in which the parties have agreed to continue the operations of Scanraff and Scancracker as a joint refining company with unified ownership and processing rights and to restructure the ownership percentages such that Preem owns 75,0 percent of both Scanraff and Scancracker, with the remaining 25,0 percent owned by Norsk Hydro. This transaction will increase Preem's upgrading capacity and is intended to take place in April.

                                     MARKET

Oil consumption fell during the year as a result of the slowdown in the world economy. In the first six months OPEC succeeded in maintaining the price of crude oil within the range of 24-30 USD/barrel. In the aftermath of the events in September the price plummeted to a level of 18-20 USD/barrel.

The year started with extremely low inventory levels of Gasoline. Fears of a possible Gasoline shortage in the summer pushed the price up to very high levels, resulting in good refining margins. In the summer inventory levels rose again, leading to falling product prices and deteriorating refining margins.

As a result of a more pessimistic outlook on the world economy in the autumn, product demand continued to fall. The sharp fall in the oil price did however generate good refining margins in September-October. At the end of the year refining margins weakened again as adverse global economic conditions prevailed.

In the Swedish market heating oil volumes have continued to fall. The reduction has partly been due to the warm winters, but also by the continued tendency of private consumers to switch to various alternative types of heating solutions along with the extension of district heating networks in the urban areas. The total quantity of heating oil sold by Preem amounted to 2 218 (2 054) km3.

The very positive development for diesel that we have seen in the last few years continues with an overall market growth of almost 2 percent. Preem delivered a total of 1 740 (1 309) km3 of diesel and of these volumes 294 (277) km3 were sold through Preem station outlets.


                                                                               1

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Gasoline consumption also increased in 2001. Preem's network of stations delivered 484 (475) km3 of Gasoline.

The sales operations on the Swedish market have been restructured in the past year. Order reception and customer service has been transferred from 25 local offices to a Contact Centre in Stockholm.

The operations at the Finnberget depot in Stockholm were terminated during the year. Awaiting a permit to transfer the volumes of Finnberget to Loudden, bunker volumes for the Stockholm region ferry traffic have been transferred to the depot in Norrkoping. Other volumes have been distributed to Gavle, Vasteras, Sodertalje and Berg's oil harbour.

Reduced volumes caused by lower consumption in the last two years have affected the operations in Poland. Despite severe competition with declining margins at the beginning of the year, a degree of stabilisation has been realised in the last quarter with briskly rising margins. The operations have seen a period of consolidation during the past year and the number of Preem profiled stations is therefore by and large unchanged.

In Norway two smaller oil companies were acquired in the autumn, Enok Petroleum A/S and Enok Prosjekt A/S.

In the British market, where Preem owns 60,0 percent of the shares in Greenergy Fuels Ltd, sales developed strongly. The company markets ultra-low sulphur City Petrol and City Diesel primarily to super markets.

                                   PRODUCTION

Production in the refineries amounted to 15.0 (15.9) millions of cubic metres. The reduced refining in the third quarter of 2001 was caused by a planned maintenance shutdown at Preemraff and an unplanned shutdown at Scanraff. At Preemraff the three-week long planned maintenance shutdown was carried out according to plan and finalised the first week of September 2001. At Scanraff, tube damage in the platformer heater made it necessary to shutdown the unit and other downstream units on 13 August 2001. A number of tubes in the heater were replaced due to severe carburization and metal dusting. This unplanned shutdown for repair lasted 36 days and during this period crude oil charge was reduced to minimum.

                      FINANCIAL RESULTS (UNAUDITED FIGURES)

The year was characterised by volatility in what concerns both crude oil and product prices and refining margins. The underlying profitability of the refineries continued to be very good although the average refining margins were considerably lower than the previous year. Price losses on inventory resulting from the plummeting prices did however impact the financial result.


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
SCANRAFF                                  4 QTR 2000     4 QTR 2001           1999            2000           2001
Gross refining margin...............            3,88           1,98           1,52            3,03           2,06
Variable refining costs.............          - 0,22         - 0,21         - 0,23          - 0,22         - 0,20
                                              ------         ------         ------          ------         ------
Refining margin.....................            3,66           1,77           1,29            2,81           1,86
Fixed operating costs...............          - 0,48         - 0,58         - 0,53          - 0,50         - 0,59
                                              ------         ------         ------          ------         ------
Net cash margin.....................            3,18           1,19           0,76            2,31           1,27
Depreciation........................          - 0,32         - 0,30         - 0,38          - 0,34         - 0,32
                                              ------         ------         ------          ------         ------
Net refining margin.................            2,86           0,89           0,38            1,97           0,95
Total production (000 barrels)......           14592          14537          56648           57504          53088


PREEMRAFF                                 4 QTR 2000     4 QTR 2001           1999            2000           2001
Gross refining margin...............            2,73           1,32           0,94            2,08           1,29
Variable refining costs.............          - 0,22         - 0,16         - 0,26            0,19          -0,17
Natural gas, refining fuel                    - 0,14         - 0,15              -           -0,15          -0,11
                                              ------         ------              -           -----          -----
Refining margin                                 2,37           1,01           0,68            1,74           1,01
Fixed operating costs...............          - 0,24         - 0,58          -0,63           -0,35         - 0,46
                                              ------         ------                          -----         ------
Net cash margin.....................            2,13           0,48           0,05            1,39           0,55
                                                                              ----
Depreciation........................          - 0,38         - 0,35         - 0,60           -0,46          -0,43
                                              ------         ------                          -----          -----
Net refining margin.................            1,75           0,13          -0,55            0,93           0,12
Total production (000 barrels)......           11534          11281          33729           42505          41156


Profitability on the Swedish market has improved in all business areas, with divisional EBITDA up 25 percent year on year. A new process oriented organisation has contributed to the good result. Although the result of the Polish operations improved in the last quarter, the result for the full financial year is unsatisfactory.

SALES REVENUE                            4 QTR 2000       4 QTR 2001        1999        2000        2001
---------------------------------------------------------------------------------------------------------
Supply & Refining                            10 128            7,030      18,728      35,477      31,289
Swedish Market                                3 036            2,616       7,040       9,904      10,364
International Market                            492              507         791       1,462       1,914
Eliminations                                 -2 431           -1,739     - 4,339      -7,285      -7,158
                                             ------           ------     -------      ------      ------
Total Sales Revenue                          11,225            8,414      22,220      39,558      36,409


                                                                               3

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
EBITDA JAN-DEC                        4 QTR 2000       4 QTR 2001           1999        2000         2001
                                 -------------------------------------------------------------------------
Supply & Refining                            438               89          1,590       2,047        1,039
Swedish Market                                67               70            246         185          232
International Market                         -34              -20            -16         -46          -48
Other non-allocated income                  -112              -20             51         191           91
                                            ----              ---             --         ---           --
Total EBITDA                                 359              119          1,871       2,377        1,314


OPERATING INCOME
                                      4 QTR 2000       4 QTR 2001          1999         2000         2001
                                 -------------------------------------------------------------------------
Supply & Refining                            293              -13         1,120        1,540          562
Swedish Market                                 4               31            92            6           79
International Market                         -45              -27           -30          -69          -72
Other non-allocated income                  -119              -91            39          179          -62
                                            ----              ---            --          ---          ---
Total Operating Income                       133             -100         1,221        1,656          507

                                   INVESTMENTS

Group investments in fixed assets totalled MSEK 588 (405).

The construction of a propene plant at Scanraff is proceeding according to plan. The plant, that is estimated to cost MSEK 400, will be taken into operation by mid 2002, and will then produce propene for sale to the petrochemical industry. At Preem Refinery an upgrading of the existing construction of the isomerisation plant was initiated. The investment is scheduled to be operational by August 2002 at a total cost of MSEK 365, and will enable Gasoline production without MTBE additive in compliance with the EU specified requirements that will come into effect in 2005. Preem will thus be able to comply with the new specifications at both the Scanraff and Preemraff refineries.

                             FINANCING AND LIQUIDITY

Preem Holdings AB floated a bond loan for MEUR 250, which was increased to MEUR 305 in July.

The Group's liquid funds and unutilised credit facilities as per 31 December 2001 totalled MSEK 3,511 (2,669). EBITDA/total interest expense was 2,7 times and Net debt/EBITDA was 4,1 times. On operating company, Preem Petroleum, level, working capital/net debt was 0,7 times.

FREE CASH FLOW

                                      1999               2000               2001
EBITDA                               1,871              2,377              1,314
Change in working capital             -837             -1,946              1,771
Capital expenditures                  -590               -405               -588
                                     -----               ----               ----
TOTAL                                  444                 26              2,497


                                    PROSPECTS

The OPEC countries along with some larger non-OPEC countries have decided to reduce the production of crude oil by 1.5 million barrels/day in the first half of 2002. Supply and demand for crude oil is therefore expected to balance. The lower volumes of crude oil production have


                                                                               4

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caused the refining margins to deteriorate in early 2002. This has resulted in cut-downs in production with lower inventory levels as a consequence. The inventory situation, coupled with the traditional driving season, should contribute to an improvement of the refining margin in the second quarter. A recovery in the world economy could further improve profitability in the second half of the year.


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